BASS, BERRY & SIMS PLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW

KNOXVILLE OFFICE		DOWNTOWN OFFICE:
900 SOUTH GAY STREET, SUITE 1700		AMSOUTH CENTER
KNOXVILLE, TN 37902		315 DEADERICK STREET, SUITE 2700
(865) 521-6200	Reply To:	NASHVILLE, TN 37238-3001
	AMSOUTH CENTER	(615) 742-6200
MEMPHIS OFFICE	315 DEADERICK STREET, SUITE 2700
THE TOWER AT PEABODY PLACE	NASHVILLE, TN 37238-3001	MUSIC ROW OFFICE:
100 PEABODY PLACE, SUITE 950	(615) 742-6200	29 MUSIC SQUARE EAST
MEMPHIS, TN 38103-2625		NASHVILLE, TN 37203-4322
(901) 543-5900	www.bassberry.com	(615) 255-6161

July 15, 2005

Via EDGAR and Facsimile (202) 772-9207

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Performance Food Group Company (the “Company”)
Schedule TO-I filed June 30, 2005
File No. 005-43025

Dear Ms. Murphy:

     The following is a response to your comment letter dated July 13, 2005 relating to the Company’s Schedule TO-I filed on June 30, 2005. The numbering of the paragraphs below corresponds to the numbering of the comment letter. Amendment No. 2 to the Schedule TO-I was filed today with the Commission via EDGAR.

Schedule TO-C

1.	The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. Sec Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term “forward-looking statements” within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made in the prospectus.

Response:
Because the Company is not permitted to file an amendment to the Schedule TO-C, the Company has added the following sentence to the last paragraph in the section of the Offer to Purchase entitled “Forward-Looking Statements”:

“Notwithstanding any statement in this Offer to Purchase, the Letter of Transmittal or any other materials relating to the tender offer, the safe-harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the tender offer.”

Ms. Celeste Murphy
July 15, 2005

Schedule TO-I
Forward-Looking Statements, page 8

2.	We reference your statement that you do not assume an obligation to update any forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

Response:	The Company has revised the Offer to Purchase to delete the first sentence of the last paragraph of the section entitled “Forward Looking Statements.”

Withdrawal Rights, page 23

3.	We note that shares tendered in the tender offer other than shares held in the ESSP may be withdrawn at any time before the expiration date. Participants in the ESSP must submit a new Trustee Direction Form to withdraw their shares on Wednesday, August 3, 2005, at 5:00 p.m., which is the sixth business day prior to the expiration of the tender offer. If your offer is extended, you state that such withdrawals must be received no later than 5:00 p.m. on the sixth business day prior to the expiration of the tender offer as extended. In a supplemental response, please tell us how this withdrawal scheme is consistent with your obligation to permit securities tendered pursuant to the issuer tender offer to be withdrawn at any time during the period your offer remains open. Please see Rule 13e-4(f)(2)(i).

Response:
The Trustee of the Company’s ESSP is the record owner of the shares held in the plan. The Trustee, not the participants in the plan themselves, will withdraw any previously tendered shares on behalf of the participants who have elected to do so. Like other record owners, the Trustee can withdraw its tender of any shares by the expiration date. The Company does not believe the fact that the Trustee needs time to collect withdrawal directions from the participants in order to withdraw tendered shares by the expiration date fails to comport with Rule 13e-4(f)(2)(i) (in the same way that brokers may impose cut-off dates earlier than the offer expiration date for their customers to instruct them to tender or withdraw tenders of shares). Moreover, participants in the ESSP will have more than 20 business days to direct the Trustee to tender their shares or withdraw the tender of their shares.

Conditions of the Offer, page 26

4.	Several offer conditions include the trigger of changes in your stock ownership or prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by a change in your stock ownership, so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response:	The Company has revised the Offer to Purchase to delete all references to prospects and stock ownership throughout the offer conditions.

Ms. Celeste Murphy
July 15, 2005

5.	The third sub-bullet under your third bulleted offer condition (on page 27) refers to “the commencement or escalation of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism.” Given the current situation in Iraq and the recent escalation of hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been “triggered” by events as they occur. For example, does this offer condition require a material adverse effect on the Company in order to be regarded as triggered? Please revise or advise.

Response:
The Company has revised this provision to clarify that this condition would require a material adverse effect on the Company, the trading of the Company’s common stock or on the Company’s ability to consummate the tender offer in order to be regarded as triggered.

Dealer Manager, page 40

6.	We note that you will pay a fee to the dealer manager that is “reasonable and customary” for these services. You do not indicate the structure of the fee arrangement, but such arrangement may be based on the principal amount of shares tendered, or some similar structure. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Goldman, Sachs & Co.?

Response:	The Company has agreed to pay the dealer manger a flat fee which is not based on the number or amount of shares actually tendered.

     The Company has provided the Commission with the requested written statement as Exhibit A to this letter.

     Please do not hesitate to contact me at (615) 742-6265 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Jennifer H. Noonan

Jennifer H. Noonan

JHN/dlh

cc:	Veronique Fine
John D. Austin
Joseph J. Traficanti
F. Mitchell Walker, Jr.

Exhibit A

PERFORMANCE FOOD GROUP COMPANY

OFFICER’S CERTIFICATE

     The undersigned, John D. Austin, Senior Vice President and Chief Financial Officer of Performance Food Group Company, a Tennessee corporation (the “Company”), in his official capacity and on behalf of the Company, hereby acknowledges as follows:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings it submits for review to the Securities and Exchange Commission (the “Commission”);

     2. The staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the undersigned has executed this instrument as of this 15th day of July, 2005.

PERFORMANCE FOOD GROUP COMPANY
By:	/s/ John D. Austin
	Name:	John D. Austin
	Title:	Senior Vice President and Chief Financial Officer